Mail Stop 4561

June 16, 2008

VIA USMAIL and FAX (260) 833 - 4411

Mr. Michael Pacult
Chief Executive Officer
Atlas Futures Fund, Limited Partnership
505 Brookfield Drive
Dover, Delaware 199901

      Re: Atlas Futures Fund, Limited Partnership
            Form 10-K for the year ended 12/31/2007
            Filed on 3/31/2008
            File No. 333-53111

Dear Mr. Michael Pacult:

      We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

                                   Sincerely,

                                   Cicely LaMothe
                                   Branch Chief